AMARIN REPORTS FOURTH QUARTER AND FULL YEAR 2005 RESULTS

Conference Call to Begin at 9:00 a.m. Eastern Time on Thursday, February 9, 2006

LONDON, United Kingdom, February 9, 2006- Amarin Corporation plc (NASDAQ: AMRN) today reported financial results for the fourth quarter and full year ended December 31, 2005.

For the quarter ended December 31, 2005 Amarin reported a net loss of $5.2 million or 10 cents per American Depositary Share (ADS), compared with a net loss of $4.8 million or 13 cents per ADS in the quarter ended December 31, 2004. The net loss for the quarter primarily reflects Amarin’s substantial investment in research and development and intellectual property offset by license fee revenue and a reduction in selling, general and administrative costs.

For the year ended December 31, 2005, Amarin reported a net loss of $18.7 million or 40 cents per ADS, compared with net income of $4.7 million or 21 cents per ADS for the year ended December 31, 2004. The operating loss from continuing activities for the year ended December 31, 2005 was $18.9 million, compared with an operating loss from continuing activities for the year ended December 31, 2004 of $9.9 million. The increase in this operating loss was primarily due to Amarin’s substantial investment in research and development and intellectual property during 2005. The financial results are set out in detail in the financial tables attached.

Rick Stewart, chief executive officer of Amarin, commented, “2005 was a watershed year for Amarin marked by significant advances in all activities. We made substantial progress with all of our development programs, successfully out-licensed one of our pipeline programs, enhanced our management team with key hires in critically important positions, and considerably strengthened our balance sheet through a number of successful financings that raised gross proceeds of $46.3 million.”

“We continue to successfully implement our focused strategy of advancing our clinical programs in Huntington’s disease and other neurodegenerative diseases while partnering our product candidates outside of this core area of focus. Our strengthened balance sheet allows us to actively pursue our course and we expect to build on our momentum throughout 2006.”

KEY HIGHLIGHTS

•	Equity Financing - gross proceeds raised of $46.3 million during the nine-month period ending January 31, 2006, including directors and officers of Amarin investing $7.7 million

•
SPA for Huntington’s disease - agreement reached with the US Food and Drug Administration (FDA) in September under the Special Protocol Assessment (SPA) procedure for the design of the phase III clinical trials in Huntington’s disease (“HD”)

with Miraxion™; an SPA is the process under which the FDA provides evaluation and guidance on clinical trial protocols

•	Miraxion in HD - patient enrolment commenced for the Phase III clinical trials of MiraxionTM in HD in the US in September and in the EU in December

•
Miraxion in depressive disorders - positive data analysis announced from the phase II program with Miraxion in depressive disorders in January and March; Amarin is currently making good progress in discussions with several potential development and marketing partners for the US and EU markets

•
Neuroprotective Effects of Miraxion™ - Miraxion™ demonstrated in preclinical models effects that protect the brain from inflammation (which is often associated with a number of neurodegenerative diseases, including Alzheimer’s, Parkinson’s, and HD) and showed a decrease in the age-related learning and memory decline accompanied by the inflammatory changes associated with neurodegenerative diseases; the full results of the preclinical studies were presented in November at the 35th Annual Society for Neuroscience meeting

•	Miraxion in Parkinson’s disease -Miraxion demonstrated as having neuroprotective effects and the ability to modulate cellular function in cell lines and preclinical models of Parkinson’s disease

•
Outlicensing of LAX-202 - exclusive worldwide rights of LAX-202 licensed for the treatment of fatigue in patients suffering from multiple sclerosis (MS) to Multicell Technologies Inc. (“Multicell”) in December for an initial access fee, future development milestones and sales royalties; Multicell will rename LAX-202 to MCT-125, and will further evaluate MCT-125 in a pivotal Phase IIb/III clinical trial which is expected to begin during 2006

•
Management Appointments - three senior management and board appointments made during the year, further strengthened the Amarin management team; Dr. Anthony Clarke as Vice President of Clinical Development; Dr. Prem Lachman as non-executive director; and Tom Maher as General Counsel and Company Secretary with effect from February 2006

FINANCIAL RESULTS - INCOME STATEMENT

Quarter ended December 31, 2005

The results for the quarter ended December 2005 entirely represent continuing activities. The results for the comparative quarter ended December 31, 2004 reflect continuing and discontinued activities.

Continuing activities

For the quarter ended December 31, 2005, the operating loss was $5.3 million, compared with an operating loss of $5.3 million from continuing activities for the same period in 2004.

Revenue from continuing activities represents an initial access fee of $0.5 million received from Multicell on the licensing of exclusive, worldwide rights to LAX-202 for the treatment of fatigue in patients suffering from multiple sclerosis.

Research and development costs of $2.4 million reflect staff costs, third party research contract costs, preclinical study costs, clinical supplies and the costs of conducting the phase III trials in HD, including costs associated with the two contract research organizations running the HD trials, namely, the Huntington’s Study Group (“HSG”) and Icon, plc. Research and development costs have increased by $1.4 million primarily due to costs associated with the phase III trials with Miraxion in Huntington’s disease.

Selling, general and administrative costs of $3.4 million primarily represent Amarin’s general and administrative costs, business and corporate development costs, the cost of maintaining and renewing Amarin’s portfolio of intellectual property and group restructuring costs of $0.7 million.

The group restructuring costs include redundancy costs and provisions for property and site closure costs. The group restructuring involves the closure of our facility in Stirling, Scotland and the relocation of the company’s research and development function to the South East of England. In addition, the company’s general and administrative functions are being consolidated in Dublin, Ireland. This restructuring, in addition to generating significant cost savings, also provides substantial operating benefits and efficiencies for the group.

Selling, general and administrative costs (excluding restructuring costs of $0.7 million in 2005 and the non-recurring payment to Scarista of $0.9 million in 2004) have reduced by $0.7 million reflecting the significant level of corporate activity in the fourth quarter of 2004.

The results for the comparative quarter ended December 31, 2004 for continuing activities represent Amarin’s head office operating expenses, including the cost of business and corporate development activities and Amarin Neuroscience Limited’s (“Amarin Neuroscience”, formerly Laxdale Limited) results for the period from October 9, 2004 to December 31, 2004.

Discontinued activities

For the quarter ended December 31, 2005 there were no amounts relating to discontinued activities. The results for the comparative quarter ended December 2004, reflect year end finalization of (i) costs associated with the disposal of the US operations and (ii) gain on the settlement of debt obligations with Elan.

Year ended December 31, 2005

The results for the year ended December 31, 2005 entirely represent continuing activities. The results for the comparative year ended December 31, 2004 reflect continuing and discontinued activities.

Continuing activities

For the year ended December 31, 2005, the operating loss was $18.9 million, compared with an operating loss of $9.9 million from continuing activities for the same period in 2004. The increase is primarily due to the inclusion of Amarin Neuroscience’s operating expenses of

$6.8 million ($5.9 million of which relates to research and development, including the costs of conducting Miraxion’s phase III trials in HD) in the nine month period to September 30, 2005. Amarin Neuroscience was acquired in October 2004 so the first three quarters expenses are not included in 2004 comparative figures.

The results for the comparative year ended December 31, 2004 for continuing activities represent Amarin’s head office operating expenses, including the cost of business and corporate development activities and Amarin Neuroscience’s results for the period from October 9, 2004 to December 31, 2004.

Discontinued activities

For the year ended December 31, 2005, there were no amounts relating to discontinued activities. For the comparative year ended December 31, 2004, Amarin earned income before interest of $21.1 million on discontinued activities reflecting:

(1) the results of Amarin’s disposed US business for the period from January 1, 2004 to February 25, 2004, being the date upon which the business was sold to Valeant;

(2) an exceptional loss of $3.1 million on disposal of the majority of its US operations and certain products to Valeant;

(3) an exceptional gain of $0.75 million, representing receipt of the final installments of the sale proceeds on the disposal of Amarin’s Swedish drug delivery to Watson in October 2003;

(4) an exceptional gain of $24.6 million on the settlement of debt obligations to Elan;

(5) the costs incurred by Amarin relating to the completion of safety studies on Zelapar (the rights to which are owned by Valeant). Following the sale of the majority of Amarin’s US operations to Valeant in the first quarter of 2004, Amarin remained responsible for the cost of undertaking safety studies on Zelapar and was liable up to $2.5 million of development costs; and

(6) the settlement of an outstanding dispute with Valeant.

Also, a non-cash deferred tax accounting charge of $7.5 million arose on the exceptional gain in (4) above which offset a deferred tax asset of an equivalent amount included in the balance sheet as at December 31, 2003.

During the period from 1999 to 2003, Amarin accrued a dividend of $0.6 million on its issued and outstanding preference shares. In February 2003, the last of the preference shares were converted into ordinary shares. On conversion, the preferential shareholders gave up their preferential rights including any rights to an accrued dividend in exchange for the new ordinary shares allotted. Following the settlement of debt obligations in 2004, there was no longer a need to maintain an accrual for a preference dividend. As a result, it was written back to the income statement.

FINANCIAL RESULTS - BALANCE SHEET

Intangible Fixed Assets

At December 31, 2005, Miraxion had an intangible asset carrying value of $9.6 million, a decrease of $0.7 million from $10.3 million at December 31, 2004. The decrease in the carrying value arises from amortisation in the year.

Debtors

Under UK tax legislation, Amarin Neuroscience is eligible for research and development tax relief. As the company is loss making, it can elect to surrender its eligible research and development tax losses and in return receive a payment from the Inland Revenue in respect of this research and development tax relief. In the quarter ended December 31, 2005, Amarin recognized a tax credit of $0.2 million in respect of such research and development tax relief. At December 31, 2005, included in debtors is a total research and development tax relief receivable of $1.3 million.

Cash

At December 31, 2005, Amarin had cash of $33.9 million compared to $11.0 million at December 31, 2004. The increase in cash balances is primarily due to the proceeds raised from financings in May and December, and a license fee received in December less operating cash outflows during the year.

On May 24, 2005, Amarin raised gross proceeds of $17.8 million through the completion of a registered offering of 13.7 million ADS’s with institutional and other accredited investors.

On December 22, 2005, Amarin concluded a private placement of 26.1 million shares and 9.1 million warrants raising gross proceeds of $26.4 million. Investors in the private placement included Southpoint Capital Advisers LP, Biotechnology Value Fund LP, Fort Mason Capital LP, Domain Public Equity Partners LP and other new and existing institutional and accredited investors, including certain directors and executive officers of Amarin.

On January 23, 2006, Amarin entered into a definitive purchase agreement for 0.8 million shares and 0.3 million warrants raising $2.1 million.

Together, these three transactions raised $46.3 million, including $7.7 million from directors and officers of the company. Amarin has no debt other than working capital liabilities. Amarin is forecast to have sufficient cash to fund operations into the second half of 2007 and, with possible revenue from partnering activities, potentially beyond.

CONFERENCE CALL

Amarin management will host a conference call to discuss these results at 9.00 am (Eastern time) on Thursday, February 9th, 2006. To participate in the call, please dial (800)-968-7995 (toll free) in the U.S. or +1-(706)-679-8403 (toll) elsewhere. Conference ID 5110956. A telephone replay of the call will be available for a limited time following the call by dialing (800)-642-1687 (toll free) in the U.S. or +1-(706)-645-9291 (toll) elsewhere, and entering the access code 5110956. In addition, the call will also be webcast live and a link will be on the company's website at www.amarincorp.com Information on the company’s website is not part of this press release.

CORPORATE STRATEGY

Amarin’s strategy is to directly commercialize its neurology pipeline in the US and to partner it for geographic markets outside the US. For indications outside neurology, such as depression, Amarin intends to partner its pipeline globally. Amarin also intends to acquire and in-license neurology products that Amarin can develop and market directly in the US.

Amarin’s goal is to capitalize on its strong reputation in neuroscience and to become a leader in the development and commercialization of novel drugs that address unmet medical needs.

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in phase III development for Huntington’s disease, phase II development for depressive disorders and preclinical development for Parkinson’s disease.

Contacts:

Amarin Corporation plc	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz (kgolodetz@lhai.com)
Anne Marie Fields (afields@lhai.com)

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson/Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of February 9, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Amarin Corporation plc
Period Ended 31 December 2005 Selected Data (UK GAAP - UNAUDITED)

	Three months ended 31 Dec		Twelve months ended 31 Dec
	2005	2004	2005	2004
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000
Revenue:
Revenues from continuing activities	500	-	500	-
Revenues from discontinued activities	-	-	-	1,017
Total revenues	500	-	500	1,017

Cost of sales:
Direct costs	-	-	-	107
Cost of sales from discontinued activities	-	-	-	107

Gross profit
Continuing activities	500	-	500	-
Discontinued activities	-	-	-	910
Total gross profit	500	-	500	910

Operating expenses:
Research and development	2,419	981	8,313	981
Selling, General & Administrative	2,584	3,287	9,767	7,456
Company Restructuring	652	-	652	-
Amortisation of intangible assets	169	167	676	599
Non recurring payment	-	891	-	891
Operating expenses from continuing activities	5,824	5,326	19,408	9,927

Research & development from discontinued activities	-	-	-	2,500
Selling, General & Administrative from discontinued activities	-	-	-	1,575
Other income - Valeant settlement	-	-	-	(2,000)
Operating expenses from discontinued activities	-	-	-	2,075

Total research & development	2,419	981	8,313	3,481
Total selling, general & administrative	3,405	4,345	11,095	10,521
Other income - Valeant settlement	-	-	-	(2,000)
Total operating expenses	5,824	5,326	19,408	12,002

Operating (loss) from continuing activities	(5,324)	(5,326)	(18,908)	(9,927)
Operating (loss) on discontinued activities	-	-	-	(1,165)

Total operating (loss)	(5,324)	(5,326)	(18,908)	(11,092)

Exceptional income/(expense) - discontinued activities

Escrow proceeds of Q4 2003 Swedish disposal	-	-	-	750
(Loss) on disposal of US operations and certain products	-	(696)	-	(3,143)
Gain on settlement of debt on related sale of distribution rights	-	36	-	24,608
(Loss)/profit on ordinary activities before interest
Continuing activities	(5,324)	(5,326)	(18,908)	(9,927)
Discontinued activities	-	(660)	-	21,050
	(5,324)	(5,986)	(18,908)	11,123

Net interest (payable)/receivable and similar (charges)/credits	(39)	408	(497)	222
(Loss)/income before taxes	(5,363)	(5,578)	(19,405)	11,345

Income tax credit/(expense)	163	167	698	(7,333)
Dividend credit	-	643	-	643
Net (loss)/income for the period	(5,200)	(4,768)	(18,707)	4,655

Weighted average shares - basic	54,085	36,310	46,590	22,511

(Loss)/income per share:
Basic	(0.10)	(0.13)	(0.40)	0.21
Diluted	(0.10)	(0.13)	(0.40)	0.21

Amarin Corporation plc
Period Ended 31 December 2005 Selected Data (UK GAAP - UNAUDITED)

Selected Income Statement Data - extract of continuing activities
	Three months ended 31 Dec		Twelve months ended 31 Dec
	2005	2004	2005	2004
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000

Revenues from continuing activities	500	-	500	-

Operating expenses:
Research and development	2,419	981	8,313	981
Selling, General & Administrative	2,584	3,287	9,767	7,456
Company Restructuring	652	-	652	-
Amortisation of intangible assets	169	167	676	599
Non recurring payment	-	891	-	891
Operating expenses from continuing activities	5,824	5,326	19,408	9,927

Operating (loss) from continuing activities	(5,324)	(5,326)	(18,908)	(9,927)

Selected Income Statement Data - extract of discontinued activities
	Three months ended 31 Dec		Twelve months ended 31 Dec
	2005	2004	2005	2004
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000

Revenue:
Revenues from discontinued activities	-	-	-	1,017
				1,017
Cost of sales:
Cost of sales from discontinued activities	-	-	-	107

Gross profit
Discontinued activities	-	-	-	910
Total gross profit	-	-	-	910

Operating expenses/(income:)
Research & development	-	-	-	2,500
Selling,General & Administrative	-	-	-	1,575
Other (income) - Valeant settlement				(2,000)
Total operating expenses from discontinued activities	-	-	-	2,075

Total operating (loss) from discontinued activities	-	-	-	(1,165)

Exceptional income/(expense) - discontinued activities

Escrow proceeds of Q4 2003 Swedish disposal	-	-	-	750
Loss on disposal of US operations and certain products	-	(696)	-	(3,143)
Gain on settlement of debt on related sale of distribution rights	-	36	-	24,608
(Loss)/profit on ordinary activities before interest -
discontinued activities	-	(660)	-	21,050

Amarin Corporation plc
Period Ended 31 December 2005 Selected Data (UK GAAP - UNAUDITED)

	As at 31 Dec
	2005	2004
	$’000	$’000
1. Selected Balance Sheet Data

Fixed assets
Tangible	460	427
Intangible	9,627	10,302
	10,087	10,729
Current assets
Debtors	2,712	2,003
Cash	33,907	10,989
	36,619	12,992

Creditors - due within one year	(8,701)	(4,341)

Net current assets	27,918	8,651

Creditors - due after one year	(165)	(2,000)
Provisions for liabilities and charges	(15)	(687)
Net assets	37,825	16,693

Called up share capital	6,778	3,206
Reserves	31,047	13,487

Shareholders' funds	37,825	16,693

	Three months ended 31 Dec
	2005	2004
2. EBITDA before exceptional items, company restructuring in 2005 and non-recurring payment in 2004	$’000	$’000
Operating (loss) for period	(5,324)	(5,326)
company restructuring	652	-
non-recurring payment	-	891
amortisation	169	167
depreciation	32	34
EBITDA before exceptional items, company restructuring in 2005 and non-recurring payment in 2004	(4,471)	(4,234)

3. The selected financial data set out above should be read in conjunction with our 2004 20-F Annual Report which is filed with the SEC. Our 2005 20-F Annual Report will be filed with the SEC before April 1, 2006.

4. (Loss)/income per share
Basic (loss)/income per share is calculated by dividing the net (loss)/income by the weighted average number of shares in issue in the period.
Fully diluted (loss)/income per share is calculated using the weighted average number of ordinary shares in issue adjusted to reflect the effect of exercising those share options and warrants where the exercise price is less than the average market price of the ordinary shares for the period. The Company reported a net loss from continuing operations in the three months and twelve months ended 31 December 2004 and 2005. As a result the (loss)/income per share is not reduced by dilution.

5. Basis of preparation
As at 31 December 2005, Amarin had cash of $33.9 million. On the basis of forecasted cashflow information, Amarin is forecast to have sufficient cash to fund the group’s operating activities into the second half of 2007 and, with possible revenue from partnership activities, potentially beyond.

6. Future Investment Right
As part of the May financing, which raised gross proceeds of $17.78 million, investors were given a future investment right, described as follows -

If by March 15, 2006 the Company has not raised gross proceeds of at least $10 million (the "Future Financing Amount") from one, or any combination of, the following sources; (i) revenues from the licensing or partnering of the Company's intellectual property or proprietary information that are receivable prior to March 15, 2006; (ii) the issuance of Ordinary Shares at a price per Ordinary Share of at least $2.50; and/or (iii) funds received by the Company in connection with the exercise of outstanding warrants; then at any time between March 15, 2006 and March 31, 2006, the Investors shall have a pro rata right to make an equity investment in the Company, at a price per Ordinary Share equal to the lower of (a) $1.75; and (b) 84% of the volume weighted average of closing prices of the ADRs on NASDAQ over the thirty trading days ending on March 15, 2006, in an amount up to the Future Financing Amount, less any amounts actually raised pursuant to subsections (i)-(iii) above.

To the extent that any investor does not wish to take part in such financing, the unallocated portion of the Future Financing Amount will be allocated on a pro rata basis among those investors who have elected to take part in the financing until all of the Future Financing Amount has been allocated to investors that wish to take part in the financing. The Future Financing Amount shall be reduced on a dollar-for-dollar basis to the extent that the gross amount raised in the May Offering exceeds $15 million.

As the gross proceeds in the offering were $17.78 million, or $2.78 million in excess of $15 million, the Future Financing Amount of $10 million is reduced by $2.78 million to $7.22 million. The $7.22 million can be reduced by earning fees from out licensing, issuing shares at a price of at least $2.50 and/or

In December 2005, Amarin closed a license agreement with Multicell generating an initial fee of $0.5m. In January 2006, Amarin issued shares at $2.50 generating proceeds of $2.1 million. These two transactions reduce the Future Financing Amount amount to $4.62 million.

7. Permax Contingency
Amarin was responsible for the sales and marketing of Permax in the US from May 2001 until February 2004. On May 17, 2001, Amarin acquired the US sales and marketing rights to Permax from Elan. A subsidiary of Elan had previously licensed the rights to Permax from Eli Lilly and Company ("Eli Lilly") in January 1993. Eli Lilly originally obtained approval for Permax on December 30, 1988 and has been responsible for the manufacture and supply of Permax since that date. On February 25, 2004, Amarin sold its U.S. subsidiary, Amarin Pharmaceuticals Inc. ("API"), including the rights to Permax, to Valeant Pharmaceuticals International ("Valeant").

In late 2002, Eli Lilly & Co as the holder of the NDA for Permax, received a recommendation from the FDA to consider making a change to the package insert for Permax based upon the very rare observance of cardiac valvulopathy in patients taking Permax. While Permax has not been definitely proven as the cause of this condition, similar reports have been notified in patients taking other ergot-derived pharmaceutical products, of which Permax is an example. In early 2003, Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of US doctors describing this potential risk. Causation is not established but is consistent with other fibrotic side effects observed in Permax.

In the final quarter of 2005 Eli Lilly settled the most advanced case (the Blackstone case) prior to this proceeding to trial. The details of such settlement have not been made known to Amarin as Amarin was not a party to these proceedings. All the other cases are at a relatively early stage in the litigation process.

There are currently five suits pending in the United States regarding Permax. The Company is a named defendant in all five suits although it has only received what purports to be effective service of court proceedings in three of these cases. The other defendants include Eli Lilly, Elan Pharmaceuticals, Inc., and Valeant.

The Company has reviewed the position and having taken external legal advice considers the potential risk of significant liability arising for Amarin from these legal actions to be remote.